UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20549

11015944

SEC Mail Processing Section
FEB 24 2011
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	California	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake — 310-448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that , to the best of our Knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of O'Neil Securities Incorporated, as of December 31, 2010, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statement and supplementary schedules of O'Neil Securities Incorporated as of December 31, 2010 will be made available to all members or allied members of the organization.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 22th day of February, 2011, by William J. O'Neil and Don H. Drake, prove to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public

RICHARD C. BRAND II
Commission # 1727106
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Neil Securities, Incorporated
December 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholders and Board of Directors of
O'Neil Securities, Incorporated

In our opinion, the accompanying statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of O'Neil Securities, Incorporated (the "Company") at December 31, 2010, and the consolidated results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2011

O'Neil Securities, Incorporated
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	1,627,102
Receivable from clearing broker		139,793
Short-term investment		252,010
Receivable from affiliates		1,148,877
Fixed assets, net		3,739
Restricted cash with clearing broker		113,990
Other assets		25,100
Total assets	$	3,310,611
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation and benefits	$	428,820
Accrued expenses and payables		236,723
Payables to affiliates		1,373,579
Total liabilities		2,039,122
Commitments and contingencies (Note 5)		
Stockholders' equity		
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding		129,420
Retained earnings		1,142,069
Total stockholders' equity		1,271,489
Total liabilities and stockholders' equity	$	3,310,611

The accompanying notes are an integral part of these financial statements.

O'Neil Securities, Incorporated
Consolidated Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Commission income	$ 10,989,775
Institutional research	1,093,445
Intercompany revenue	4,609,378
Other	37,188
Total revenues	16,729,786
Expenses	
Employee compensation and benefits	$ 4,257,030
Printing, distribution and research	948,682
Depreciation and amortization	184,504
Communications	38,007
Occupancy and equipment	180,923
Floor brokerage, exchange and clearing fees	1,704,336
Intercompany institutional research	9,252,682
Advertising and marketing	37,180
Other general and administrative	1,246,703
Total expenses	17,850,047
Net Loss	$ (1,120,261)

The accompanying notes are an integral part of these consolidated financial statements.

O'Neil Securities, Incorporated
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Voting Common Stock Class A		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
December 31, 2009	647,100	$ 129,420	$ 9,561,397	$ 8,980,353	$ 18,671,170
Net assets transferred to affiliate	-	-	(9,561,397)	(6,718,023)	(16,279,420)
Net loss	-	-	-	(1,120,261)	(1,120,261)
December 31, 2010	647,100	$ 129,420	$ -	$ 1,142,069	$ 1,271,489

The accompanying notes are an integral part of these consolidated financial statements.

O'Neil Securities, Incorporated
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows used in operating activities	
Net loss	$ (1,120,261)
Adjustments to reconcile net loss to net cash used in operations	
Depreciation and amortization	184,504
Changes in operating assets and liabilities	
Decrease in receivable from clearing broker	77,951
Increase in receivable from affiliates	(761,445)
Decrease in accrued compensation and benefits	(23,661)
Decrease in accrued expenses and payables	(1,388,261)
Decrease in current income taxes payable to parent	(6,000)
Decrease in payables to affiliates	2,706,358
Decrease in deferred revenue	(102,038)
Decrease in other liabilities	215,739
Decrease in receivable from research services	(1,732,730)
Net cash used in operating activities	(1,949,844)
Cash flows from investing activities	
Short term investments acquired	(252,010)
Cash transferred to affiliate	(3,751,400)
Change in restricted cash with clearing broker	99,978
Net cash used in investing activities	(3,903,432)
Net decrease in cash and cash equivalents	(5,853,276)
Cash and cash equivalents	
Beginning of year	7,480,378
End of year	$ 1,627,102

The accompanying notes are an integral part of these consolidated financial statements.

O'Neil Securities, Incorporated
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

Supplemental disclosures of non-cash flow investing activities relating to net assets transferred to affiliate

Assets		
Receivable for research services	$	2,313,022
Fixed assets, net		7,055,614
Other assets		7,170,037
Total Assets		16,538,673
Liabilities		
Accrued compensation and benefits	$	1,428,670
Accrued expenses and payables		619,500
Payables to affiliates		259,205
Deferred revenue		1,442,178
Other liabilities		261,100
Total Liabilities		4,010,653
Net Assets transferred to affiliate	$	12,528,020

Cash transferred to affiliate	$	3,751,400
Non-cash transferred to affiliate		12,528,020
Total net assets transferred to affiliate	$	16,279,420

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

O'Neil Securities, Incorporated ("ONS" or "Company"), a California corporation, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. ("ODS"), which is a wholly owned subsidiary of Data Analysis Inc. ("the Parent"). ONS is a member of the Financial Industry Regulatory Authority (FINRA) and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, was an advertising agency and a wholly owned subsidiary of ONS, up to February 1, 2010, with a principal emphasis on advertising for products produced by affiliates.

MarketSmith Inc., a California corporation, was a wholly owned subsidiary of ONS, up to February 1, 2010, and is a publisher of stock market research periodicals.

On February 1, 2010, management of the Parent separated the broker-dealer and investment advisory activities of William O'Neil & Co. Incorporated ("WON") into two separate legal entities. The reorganization emphasizes the distinction between the broker-dealer and investment advisory businesses. As a result of the separation, the broker-dealer of WON was renamed O'Neil Securities, Incorporated ("ONS"). The Parent formed a new entity, incorporated in the state of Delaware and registered in the state of California for the investment advisory business. The new corporation took the existing name of William O'Neil & Co., Incorporated. ("WON(Del)"). The assets, liabilities and net assets of the investment advisory business, FINADCO, and MarketSmith Inc., were transferred to WON(Del) as part of the reorganization. After the reorganization, WON(Del) and ONS remain the wholly owned subsidiaries of ODS, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of ONS, as well as FINADCO and MarketSmith Inc. from January 1, 2010 up to February 1, 2010. All material intercompany transactions and balances have been eliminated on consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with original maturities of less than three months.

Short-term Investments
Short-term investments include all Treasury bill investments having a maturity date greater than three months.

2. **Summary of Significant Accounting Policies (continued)**

Restricted Cash with Clearing Broker
Restricted cash with clearing broker includes all cash held as deposits, which are in turn invested in short-term Treasury bills with maturities of three months or less, that roll over at maturity.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions not received (net of fees) as of December 31, 2010. Such amounts were subsequently received by the Company.

Fixed Assets
Computers and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on computers, property and equipment is calculated using the straight line method over five years, on a half year convention, in order to allocate the cost of the assets to their residual values over their estimated useful lives. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Revenue Recognition
Institutional research income up to February 1, 2010, consists of revenue for delivery of investment data research services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered.

Included in commission income are commissions generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the affiliate company, WON(Del) provides research to institutional customers in return for trade order flow from that customer, which in turn generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability to WON(Del) for any future research due, which is included in accrued expenses and payables as of December 31, 2010. Commission income and related clearing expenses are recorded on a trade date basis as such transactions occur.

Advertising Revenues and Expenses
Advertising revenues and expenses primarily represent the activities of FINADCO through February 1, 2010, and are recognized as earned and incurred. Advertising expenses also include expenses incurred by MarketSmith up to February 1, 2010, and ONS.

Income Taxes
Effective January 1, 2009, the shareholders of the Parent elected to convert from a C corporation to an S corporation. As an S corporation, the Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company and its subsidiaries elected to be treated as Qualified Subchapter S subsidiaries and file one income tax return with the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S corporation status.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments and its measurement

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, receivables, and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

The table below summarizes the valuation of the Company's financial instruments based on the fair value hierarchy as of December 31, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets (at fair value)				
Short-term investments	$ 252,010	$ -	$ -	$ 252,010

The Company does not have any derivative positions existing at December 31, 2010 and did not have any derivative transactions during the year ended December 31, 2010.

3. Fixed Assets

The Company's fixed assets at December 31, 2010 are:

Computers	$ 2,755
Leasehold improvements	1,400
Subtotal	4,155
Less – Accumulated depreciation and amortization	(416)
Fixed Assets, net	$ 3,739

For the year ended December 31, 2010, depreciation and amortization of fixed assets is $184,504, including $184,088 related to fixed assets transferred to WON(Del).

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	Outstanding
Voting common stock, Class A, $.20 par value	50,000,000	647,100

5. Commitments and Contingencies

Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2010 have settled with no resulting liability to the Company. During 2010, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2010.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the parent. Receivables/payables from/to such affiliated transactions are represented as receivables/payables from/to affiliates in the statement of financial condition. Any and all such affiliated receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

Intercompany expenses of $9,252,682 are comprised of:

- Service fees of $154,000 payable to WON(Del) for accounting, administration and management fees.
- Institutional product expenses of $1,618,240 incurred on research products from WON(Del) for ODS trades.
- Institutional product expenses of $7,480,442 related to the WON(Del) research performed for ONS trades generated from soft dollar customers.

Intercompany revenues of $4,609,378 are service fees, database fees and management fees, related to services provided to other subsidiaries of the Parent.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2010, the Company had net capital of $1,164,489, which was $914,489 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000.

9. Subsequent Events

In preparing the consolidated financial statements, the Company evaluated subsequent events occurring through February 22, 2011, the date the consolidated financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.

O'Neil Securities, Incorporated
Computation of Net Capital
And Alternative Net Capital Requirement Under SEC Rule 15c3-1
December 31, 2010

Net capital

Total stockholder's equity	$ 1,271,489
Deduct: Non-allowable assets	31,966
Excess fidelity bond deductible	(75,000)
Net capital before haircuts on cash equivalents	1,164,523
Haircuts on cash equivalents	(34)
Net capital	1,164,489
Net capital requirement – minimum	250,000
Net capital in excess of requirement	$ 914,489

Reconciliation with Company's computation (included in Part II of the Form X-17A-5 as of December 31, 2010)

Net capital as reported in the Company's Part II (Unaudited) FOCUS report	$ 1,164,489
Adjustment	-
Net capital per above	$ 1,164,489

Non-allowable assets of O'Neil Securities, Incorporated

Fixed assets, net	$ 3,739
Other assets	28,227
Total	$ 31,966

O'Neil Securities, Incorporated

Computation for the Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2010

The company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
O'Neil Securities, Incorporated

In planning and performing our audit of the consolidated financial statements of O'Neil Securities, Incorporated and subsidiaries (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate customer debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above. There was a lack of proper review of journal entries which failed to prevent an error in commission income, and a lack of the proper review and reconciliation of the account which failed to detect the error. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 22, 2011. The Company adjusted its records and Focus Report to correct the error.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2011